c/o Ken Schmit
Thetford & Schmit
302 AGC Center
9450 Southwest Commerce Circle
Wilsonville, Oregon 97070

with a copy to:

Robert M. Romano, Esq.
Latham & Watkins
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2000
(Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)
(Page 1 of 13 pages)

CUSIP NO. 048798-10-2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Thermal Imaging, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 048798-10-2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Funding Selection, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 048798-10-2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David B. Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 14,217,761
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 048798-10-2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nathan Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 048798-10-2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Adam Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON HC

             This Amendment No. 2 amends and supplements the Schedule 13D filed on May 2, 2000, by David B. Johnston and Thermal Imaging, Inc., an Oregon corporation, and amended on November 8, 2000 by Thermal Imaging, Inc., Funding Selection, Inc., an Oregon Corporation, David B. Johnston, Nathan Johnston and Adam Johnston (as amended, the “Schedule 13D”) to reflect information required pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, relating to the execution of an Amended and Restated Voting Agreement, dated December 15, 2000, by and between David B. Johnston, Thermal Imaging, Inc. and Computerized Thermal Imaging, Inc., a Nevada corporation (the “Company”), with respect to shares of common stock, par value $.001 per share (the “Common Stock”), of the Company owned by David Johnston and Thermal Imaging, Inc. Unless otherwise indicated, all responses to this Amendment No. 2 to Schedule 13D apply to each Reporting Person (as defined below). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             In connection with his retirement, David Johnston executed a Voting Agreement (the “Original Voting Agreement”), dated October 19, 2000, by and between David Johnston and the Company. The Original Voting Agreement, which has been filed as an exhibit to this Amendment No. 2 to Schedule 13D, is incorporated by reference herein.

             On December 15, 2000, Mr. Johnston and the Company amended and restated the Original Voting Agreement pursuant to an Amended and Restated Voting Agreement, dated December 15, 2000, among David Johnston, Thermal Imaging, Inc. and the Company to make Thermal Imaging, Inc. a party to the Original Voting Agreement and to set forth the voting agreements with respect to the shares of Common Stock of the Company owned of record by David Johnston and Thermal Imaging, Inc. Pursuant to the Amended and Restated Voting Agreement, Mr. Johnston and Thermal Imaging, Inc. agreed to vote (i) any shares of Common Stock owned of record by each of them, whether owned as of the date of the Amended and Restated Voting Agreement or acquired thereafter, (ii) any other shares of the capital stock of the Company over which each of them exercises voting control as of the date of the Amended and Restated Voting Agreement, (iii) any shares acquired by exercise of any options or warrants now or hereafter acquired by either of them and (iv) any shares of capital stock acquired in respect of such shares (the “Voting Shares”) for the election of directors of the Company, and on all other matters that may require the vote of the shareholders, in the same proportion as those shares voted by all shareholders, other than certain shareholders as specified therein. In addition, Mr. Johnston and Thermal Imaging, Inc. granted Richard V. Secord, the Chief Executive Officer of the Company, and Kevin L. Packard, the Chief Financial Officer, Secretary and Treasurer of the Company, an irrevocable proxy, each with the power to act without the other and with power of substitution, with respect to the Voting Shares. The Amended and Restated Voting Agreement, which has been filed as an exhibit to this Amendment No. 2 to Schedule 13D, is incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

             Exhibit 3. Amended and Restated Voting Agreement

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERMAL IMAGING, INC.
By:	/s/ David B. Johnston

David B. Johnston President

FUNDING SELECTION, INC.
By:	/s/ Adam Johnston

Adam Johnston President

By:	/s/ David B. Johnston

David B. Johnston

By:	/s/ Adam Johnston

Adam Johnston

By:	/s/ Nathan Johnston

Nathan Johnston

Dated: January 4, 2001

EXHIBIT INDEX

Exhibit		Page
1.	Voting Agreement	*
2.	Joint Filing Agreement	*
3.	Amended and Restated Voting Agreement	10

______________

   *   Previously Filed